EXHIBIT 21.1

SUBSIDIARIES OF CTD HOLDINGS, INC.

The following represents a list of CTD Holdings, Inc.’s subsidiaries:

Name	Ownership	State of Incorporation
NanoSonic Products, Inc.	100.00%	Florida
Cyclodextrin Technologies Development, Inc.	100.00%	Florida
Ferrazo Environmental Technologies, Inc.	100.00%	Florida
Sphingo Biotechnology, Inc.	100.00%	Florida